Exhibit 99.1

Boqii Holding Limited Receives NYSE Non-Compliance Letter Regarding ADS Trading Price

Shanghai, China – January 29, 2022 – Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated January 26, 2022, notifying the Company that it is below the compliance criteria due to the trading price of the Company’s American depositary shares (the “ADSs”).

Pursuant to NYSE Rule 802.01C, a company is considered to be below compliance criteria if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to continuously monitor the market conditions of its ADSs and is considering its options to regain compliance.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For more information, please visit: http://ir.boqii.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Group Limited
Tel: +852-2857-7101
Email: ir@dlkadvisory.com